INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

July 15, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Chartwell Short Duration High Yield Fund

Ladies and Gentlemen:

This letter is in response to the comment received from Anu Dubey of the staff of Securities and Exchange Commission (the “Commission”) by telephone on July 14, 2014 on the Registrant’s Post-Effective Amendment Number 529 to the Chartwell Short Duration High Yield Fund’s Form N-1A registration statement filed on July 9, 2014.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies
1.  Please revise the statement “The ETFs in which the Fund invests may invest substantially in high yield debt securities” to state that “The ETFs in which the Fund invests may invest substantially all of their assets in high yield debt securities.”

Response:     The requested change has been made in the 497 filing.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer

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